UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nippon Kinzoku Kogyo Kabushiki Gaisha

(Name of Subject Company)

Nippon Metal Industry Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Metal Industry Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N / A

(CUSIP Number of Class of Securities (if applicable))

Isao Fujiwara General Manager Corporate Planning Department Nippon Metal Industry Co., Ltd. Tokyo Club Building, 3-2-6 Kasumigaseki, Chiyoda-ku Tokyo 100-8937, Japan (Telephone +81-3-3500-5645)

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N / A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of “Commencement of Consideration of Business Integration of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.”, dated November 15, 2011.*
2	English translation of “Execution of Master Business Integration Agreement between Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.”, dated March 19, 2012. *
3	English translation of “Execution of Agreement on the Establishment of Holding Company between Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd. and Preparation of the Share Transfer Plan”, dated April 27, 2012.

*	Previously submitted.

(b)	Not applicable.

Item 2.	Informational Legends

Legends complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, are included in Exhibits 1, 2 and 3.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission on November 15, 2011.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON METAL INDUSTRY CO., LTD.

By:	/s/ MASAHIRO SASAKI
Name: Masahiro Sasaki
Title: Managing Director

Date: April 27, 2012